Mail Stop 6010
June 24, 2005


Via U.S. Mail and Facsimile

Mr. Allan L. Schwartz
Executive Vice President and Chief Financial Officer
Imaging Diagnostic Systems, Inc.
6531 NW 18th Court
Plantation, Florida 33313

      Re:	Imaging Diagnostic Systems, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2004
Filed June 7, 2005
File No. 000-26028

Dear Mr. Schwartz:

      We have reviewed your filing and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2004

Financial Statements, page 40

Statement of Cash Flows, page F-14

1. We see the changes to the cash flow statement arising from the response to prior comment six; however, we have continuing concerns that some of the items presented in the operating activities section are not properly measured. For instance, with respect to inventory the cash flow statement explains a $240,921 decrease in inventories for 2004--that decrease being the difference between the charge off of $586,510 and the increase of $345,589. However, the balance sheet shows an increase of $345,589. Accordingly, the cash flow statement does not appear to appropriately explain the change in the balance sheet account for 2004. In addition, we note from your balance sheet that accounts payable and accrued expenses increased by $235,522 and customer deposits increased by $40,000 from June 30, 2003 to June 30,
2004. The cash flow statement presents these changes as cash outflows. Under SFAS 95, increases in liabilities are normally cash inflows for cash flow statements prepared on the indirect method. In a response to this comment, provide us a revised operating section or explain to us in detail, how these items are appropriately presented in your cash flow statement under the guidance from SFAS 95. Please revise your financial statements as necessary.

Note 2(b) Revenue recognition, page F-17

2. Please refer to your response to prior comment nine. We note that you are in the process of fulfilling your obligations related to installation and training for the February 2004 sale and that the February 2005 CTLM(R) system has not been installed. Please tell us whether the sales of your products with installation and training are multiple-element arrangements and how your revenue recognition criteria and policies address EITF 00-21. Additionally, please tell us why you believe the requirements for revenue recognition have been met, taking into consideration the undelivered elements.

3. Additionally, we note the January 2005 sale to Biomedical International Snc. Please tell us how you met the revenue recognition criteria of collectibility being reasonably assured when you recognized revenue during your third fiscal quarter. In this scenario, tell us what happens if the customer is not able to arrange financing. Tell us whether the distributor is liable in that instance and, if not, tell us why revenue should not be deferred under SAB 104.



Note 2(m) Intangible assets, page F-23

4. We note your responses to prior comments 12, 13 and 14. Your responses do not provide sufficient analysis for us to agree or disagree with your conclusion that the UL and CE approvals are intangible assets under SFAS 142. Provide us a thorough written analysis explaining how you applied your specific fact pattern to the requirements of SFAS 142.  That is, the supporting analysis should be
detailed and specific.   Please also tell us why the intangible
assets for the UL and CE approvals are not internally developed intangible assets as defined in paragraph 10 of SFAS 142 or research and development costs as defined in SFAS 2. It is not clear why these costs are not product development costs that should have been expensed as incurred. We may have further comment on your accounting upon review of that response.

5. In a response to this letter please provide us detailed and specific support and analysis for your classification of the UL and
CE approvals as indefinite-lived intangible assets. We may have further comment on your accounting upon review of that response.

6. Please explain to us why the accounting for the UL and CE approvals is not inconsistent with the accounting for the costs incurred for your FDA approvals which you expense as incurred. Include in your response specific references to GAAP to support your position and conclusions.

7. Explain why the amounts paid to consultants represent the fair value of the intangible assets when those approvals were not obtained from the consultants, but from other outside parties. Explain your conclusions with specific references to GAAP.

Note 9. Other current liabilities, page F-32

8. We note your response to prior comment 16 and your revised disclosures in which you state that these options qualify for variable plan accounting treatment. Please tell us why the liability did not change from June 30, 2003 to June 30, 2004 if you are accounting for these options under variable plan accounting.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.


Sincerely,



Gary Todd
Reviewing Accountant

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Mr. Allan L. Schwartz
Imaging Diagnostic Systems, Inc.
June 24, 2005
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